Filed by Finisar Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No. 000-27999

Employee FAQ

What was announced?

•                  On November 9th, Finisar and II-VI announced that they entered into a merger agreement pursuant to which II-VI would acquire Finisar.  The press release can be found on the Hub.

•                  This combination of II-VI and Finisar will unite two, innovative industry leaders with complementary capabilities and compatible cultures.

Why is II-VI acquiring Finisar? What are the benefits of the transaction?

•                  This transaction would unite two innovative, industry leaders with complementary capabilities and compatible cultures as well as long histories of focusing on innovation, break-through solutions and customers.

•                  The combination of these two companies, if the transaction is consummated, builds on II-VI’s position as a leader in photonics and leverages our complementary expertise and capabilities in compound semiconductors and microelectronics.

•                  As one company after the transaction closes (assuming the closing occurs), we will continue to leverage our cutting-edge innovation and commercialization of complex technologies to maximize value through vertical integration and manufacturing scale.

•                  Additionally, we expect that this transaction will accelerate the development of our portfolio of products in the emerging markets of 5G wireless, 3D sensing, cloud computing, electric and autonomous vehicles, and advanced microelectronics manufacturing.

•                  By bringing our teams together, we believe we will be even better positioned to invest in a broad base of differentiated products built on industry-leading technology platforms for customers across our end markets, while providing expanded growth opportunities for our employees.

What are the similarities between II-VI’s and Finisar’s cultures?

•                  Like II-VI, Finisar has a long heritage in the optics industry.

•                  II-VI and Finisar have similar histories of focusing on innovation, breakthrough solutions and competitive follow-through by manufacturing high quality products.

•                  Both companies recognize that our talented and dedicated teams have been a critical factor in our success.

•                  We believe our approach to committing to best practices and constant improvement will enable us to realize the many benefits of this combination.

When will the transaction be completed? What can we expect between now and closing?

•                  We currently expect the transaction to close in mid-2019 calendar year.  Before the transaction can close, it must be approved by the shareholders of both companies. In addition to customary closing conditions, the transaction also must be cleared by government competition regulators in several countries, including the United States and China.

•                  Until the transaction closes, II-VI and Finisar will operate as two separate and independent companies and it remains business as usual for all of us.

•                  We ask that you stay focused on your day-to-day responsibilities and providing our customers with the same high-quality products and innovation that they have come to expect.

Will our corporate office move to Saxonburg, PA or remain in Sunnyvale, CA?

•                  Our expectation is that II-VI’s headquarters will remain in PA. However, II-VI recently established a regional headquarters in Silicon Valley and the combined companies will  continue to have a large presence in CA.

Who will lead the combined company?

•                  Upon closing of the transaction (assuming the closing occurs), Chuck Mattera will continue to serve as President and Chief Executive Officer of the combined company.

•                  In addition, in connection with the closing of the transaction (assuming the closing occurs), three of the Finisar board members will be appointed to the II-VI Board.

Will the company be named II-VI or Finisar?  Will Finisar remain as a brand name due to our strong reputation?

•                  II-VI is acquiring Finisar and II-VI shareholders will have the majority of stock, therefore, the name is expected to remain II-VI.  Keeping Finisar as a brand name is an excellent idea; however, no decision has been made on it yet.

What are the integration plans? Who will lead the integration efforts?

•                  It is very early in the process with many details to be determined. Until the transaction closes (assuming the closing occurs), II-VI and Finisar will operate as separate companies and it remains business as usual.

•                  Over the coming months, we will create a planning team that will work to address how we can best utilize each other’s capabilities and bring our companies together.

•                  Both II-VI and Finisar have a strong track record of successfully integrating companies, and we will leverage this experience to ensure a smooth transition to a combined company.

How soon can Finisar employees interact with II-VI employees?

•                  You can continue to interact with II-VI employees in the normal course of business.

•                  You should not engage with II-VI employees in relation to the transaction unless a member of Finisar’s Executive Leadership Team requests that you do so and that person will also provide dos and don’ts for the specific engagement

•                  In the meantime, we will operate as separate companies.

What does this mean for our customers?

•                  From now until close (assuming the closing occurs), it is business as usual.

•                  Customers can expect the same high-quality products and innovation that they have come to expect from Finisar.

•                  Upon closing of the transaction (assuming the closing occurs), customers will benefit from the combined technology and intellectual property in engineered materials, compound semiconductors and photonics.

What should I say if I am contacted by customers or other third parties about the transaction?

•                  If customers ask about the transaction, we ask that you emphasize that it is business as usual at Finisar and we are committed to providing them with the same quality products, services and support that they have come to rely on from Finisar.

•                  With respect to questions you may get from others outside the company, please note that Finisar employees are not authorized to speak publicly or communicate externally about this announcement on the Company’s behalf except for certain company executives.

•                  Consistent with usual policies, any media inquiries you receive should be forwarded to Victoria McDonald, Director of Corporate Communications.

Will this transaction impact our decision to close the Allen facility and/or grow the Sherman facility?

•                  We believe Sherman is a world class facility and is expected to deliver high volume VCSEL output.  We believe II-VI views Sherman as we do—as a vehicle to establish leadership in a growing market.  While nothing has been decided, there is an opportunity to invest more in Sherman, leveraging the desire of both companies to take a lead in 3D Sensing.

•                  Irrespective of the proposed transaction, the plan remains that we will eventually close the Allen factory and combine operations in Sherman.

•                  We believe that II-VI is very interested in our growth plans in Sherman and is thinking through how we can fully utilize the size of the facility, the low cost of power in Texas and the capabilities of our world class teams in both Allen and Sherman.

Will any of our four business areas, fabs, or factories be affected in the near term?

•                  We have not begun the integration discussions yet; however, II-VI saw the value of all of our four business areas and were impressed with the fabs and factories.

Where can I find more information about the announcement? Who can I contact with additional questions?

•                  The press release is on The Hub. We will communicate important updates, as appropriate.

•                  If you have additional questions, please don’t hesitate to reach out to your manager.

There are II-VI offices near Dallas, Sunnyvale, Shanghai, Shenzhen, etc.  Will we be able to work out of their offices or vice versa to help us with long commutes?

•                  We can look into it as a possibility after the deal is closed (assuming the closing occurs).  Office consolidations may occur as part of the synergy plan.

What is the contingency plan if the proposed merger doesn’t happen (e.g. if regulatory approvals don’t happen)?

•                  It’s extremely important that we continue to focus on achieving our Finisar business goals.  We are aware of examples of deals that did not occur.  We believe that Finisar is a successful company with an excellent reputation and we will continue to build on it through our innovation, attention to customers, and attainment of our financial goals.  As future opportunities arise, we will review them in the same manner as this transaction.

If the merger doesn’t go through, would either company owe anything?

•                  This was reviewed and covered in the terms in the merger agreement, which is publicly available.  We will not share the details of the contract in our employee communications.

It is written “$150 million of expected run-rate cost synergies realized within 36 months of close” please give more details about this, e.g. from which areas the saving will be generated.

•                  The potential savings categories were identified in the investors’ presentation.  Specific decisions have not been made yet.

Employment, Compensation, and Benefits

What level of job security is there after we become one company?

•                  We believe that II-VI is very interested in Finisar due to our innovative business, skilled employees, impressive customer base, technology, fabs, and factories.  While we expect to have synergies between us, our expectation is that many of our current sites will grow.

Will we be able to continue to hire employees?

•                  Yes, subject to the terms of the merger agreement.  However, we need to continue to manage our employee count based on business demand.

Will there be any layoffs as a result of this transaction?

•                  In any transaction, it is customary that some job redundancies are created.  This transaction is expected to be no different.  However, because of the largely non-overlapping nature of the businesses, most of the synergies are expected to be achieved through means other than layoffs.

•                  This combination is about growth and uniting two innovative, industry leading companies.

•                  We expect Finisar employees will benefit from enhanced opportunities as part of a large and more diversified company capable of serving the broad set of fast growing markets.

•                  We encourage you to stay focused on providing our customers with the high-quality products and innovation that they have come to expect from us.

•                  We have only just announced the merger agreement and many decisions about how we will combine the two companies have not yet been finalized.

Will we be allowed to volunteer to resign and receive a severance package either before or when the deal closes?

•                  When the deal closes Finisar employees will become II-VI employees.  We are not aware of any voluntary separation program.

Will there be any opportunities in terms of jobs and relocations?

•                  It is important to remember that this announcement is just one step in this ongoing process.

•                  There are still many details to work through to complete the transaction, but we expect this transaction to provide expanded growth opportunities for our employees as part of a larger, more diverse organization.

Will there be any changes to employee compensation, benefits and plans?

•                  Until the transaction closes, II-VI and Finisar will operate as separate companies and employee compensation and benefits will continue in the ordinary course, subject to the terms of the merger agreement.

•                  For the 12-month period following the deal closing, II-VI has agreed that employees of Finisar who continue with the company will receive base salary or wage rate (as applicable), commission and target annual cash incentive opportunity, and severance benefits that are not materially less, in the aggregate, than those provided to the employee by Finisar immediately prior to the closing.

What happens to our Paid Time Off balances when the deal closes?

•                  We will follow global practices.  II-VI has agreed that our employees’ PTO accrual will be carried over to II-VI’s PTO programs.

What happens to our Bonus program?

•                  We do not anticipate the deal to close prior to the end of our FY’19; therefore, we do not expect there will be any impact on our FY’19 Bonus program.   It is extremely important that we continue to focus on achieving our financial goals.  The Finisar Bonus program for FY’20 has not been designed yet.

Will the planned acquisition impact the US programs of ESPP or 401(k) match in Finisar stock?

•                  The ESPP purchase date for the current offering period will occur as scheduled in  December, 2018 and will follow the same guidelines as the prior purchases.  No new offering periods will occur under the ESPP thereafter.

•                  The 401(k) match will also be in Finisar stock as in prior match actions. No match in Finisar stock will be made at any time after the deal closes (assuming it closes).

•                  Information on II-VI programs (including its ESPP and benefits programs) will be communicated when the deal closes.

What happens to our vested stock?

•                  You will be treated like all other Finisar shareholders with respect to your vested stock.  (The treatment of your Finisar RSUs and options is described below.)  The terms will be shared with you in greater detail prior to the deal closing.  In general, for each share of Finisar stock that you own, you may elect to receive either (i) $26.00 in cash (although a portion of this payment may be converted to II-VI shares depending on the number of stockholders who elect a cash payment), (ii) 0.5546 shares of II-VI stock (although a portion of this payment may be converted to cash depending on the number of stockholders who elect a cash payment), or (iii) a combination of $15.60 in cash and 0.2218 shares of II-VI stock.

a.              For example, you own 200 vested shares of Finisar stock. You may elect to receive one of the following:

i.      200 x $26.00 (cash election) = $5,200 in a cash payment to you (subject to the possible conversion of part of this payment to II-VI shares as noted above); or

ii.     200 x 0.5546 (stock election) = 110.92 shares of II-VI shares (subject to the possible conversion of part of this payment to cash as noted above); or

iii.    200 x $15.60 ($3,120 in cash) and 200 x 0.2218 (44.36 II-VI shares).

Note that any fractional interests in II-VI shares will be settled in cash.

When will we receive the payment for the vested stock?

•                  Greater details on the timing of payment will be announced closer to the deal closing date, assuming the deal is closed.

Can we sell our vested Finisar stock prior to the closing of the transaction?

•                  If you are not an Insider and not otherwise prohibited from doing so pursuant to securities laws or Finisar’s trading policies, you can sell any vested Finisar shares you hold prior to the closing.  If you are an Insider you are only allowed to sell during open trading window, subject to compliance with securities laws and Finisar’s trading policies.

What happens to our unvested restricted stock units (RSUs)?

•                  Unvested Finisar RSUs that vest based solely on your continued service with Finisar (or are subject to vesting based on a performance metric other than our stock price) will be converted to II-VI restricted stock units with the same vesting requirements.  The number of II-VI RSUs subject to your award will be determined (rounded down to the nearest whole share) by multiplying (i) the number of your unvested Finisar RSUs being converted by (ii) the “equity award exchange ratio” (which is the sum of 0.2218 plus a fraction, the numerator of which is $15.60 and the denominator of which is the volume weighted average of  II-VI stock for the period of 10 trading days ending on the third day prior to the close).

What happens to our stock options?

•                  If you hold outstanding options to purchase Finisar shares that are not exercised prior to the closing, your options will be cancelled at the closing in exchange for the right to receive a payment of $15.60 in cash and 0.2218 shares of II-VI stock for each “net option share.”  The number of your net option shares is determined by multiplying the number of Finisar shares subject to your option by the amount by which $26.00 exceeds the per-share exercise price of your option and then dividing that product by $26.00.

Please note that the foregoing discussion does not address the tax consequences of the acquisition on any Finisar shares, RSUs or options you may hold.  Please refer your tax related questions to a personal income tax professional.  Payments made in respect of your Finisar equity awards will be subject to all applicable tax withholding.

Additional Information and Where to Find It

In connection with the proposed acquisition of Finisar Corporation (the “Company”) by II-VI Incorporation (“Parent”) pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Parent and Mutation Merger Sub Inc. (“Merger Subsidiary”), Parent will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of the Company and a proxy statement and prospectus of Parent, which joint proxy statement/prospectus will be mailed or otherwise disseminated to the Company’s stockholders when it becomes available.  Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements) because they will contain important information.  Investors may obtain free copies of the joint proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and Parent, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.finisar.com and www.ii-vi.com.

Participants in Solicitation

The Company, Parent and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction.  Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on June 15, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of Parent, the Company and their respective executive officers and directors in the acquisition by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Parent’s proposed acquisition of the Company, the Company’s expected financial performance, as well as the Company’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the Company may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  In addition, please refer to the documents that the Company files with the SEC on Forms 10-K, 10-Q and 8-K. The filings by the Company identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication or, in the case of any document incorporated by reference, the date of that document. The Company is under no duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.